Exhibit 99.5

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	5 September 2012

SIMS METAL MANAGEMENT ANNOUNCES THE ACQUISITION OF US ELECTRONICS RECYCLER E-STRUCTORS INC.

Sims Metal Management Limited, through its electronics recycling division Sims Recycling Solutions (SRS), has expanded its North American operations by acquiring the assets of Elkridge, Maryland based E-Structors Inc.

E-Structors is one of the largest electronics recyclers in Maryland, Washington D.C, and Virginia and provides electronics recycling and document destruction services to companies across the United States. E-Structors’ clients include educational and financial institutions, government agencies, health care systems and medical centers, private and public corporations, and national electronics retailers.

“With the acquisition of E-Structors, SRS continues to increase the size of its U.S. footprint. Having a location near Washington, D.C., will allow SRS to not only build on the great partnerships we have with federal agencies but more efficiently service our existing government agreements, including our five-year Department of Defense contract,” stated Steve Skurnac, President, SRS, Americas. “We are very pleased to welcome the E-Structors’ remarkable employees and management team into the SRS family.”

Founded in 2003 by Mike and Julie Keough, E-Structors soon engineered a ground-breaking electronics shredding system that allowed the company to offer its clients the security of physical destruction and generated a higher quality of processed material. The company’s 160,000-square-foot facility processes over 22 million pounds of material each year.

The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management Limited.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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